

39 40 41 44 45 46

47 48 53 54

55 56 57 58 59 60 61 62


0
67
0
TIME
74
75

63 64 65 68 69 70

71 72 73 76 77 78

79 80 81 85 86

87 88 89 90 91 92 93 94

95 96 97 98 99 00 01 02

RELIANCE STEEL & ALUMINUM CO.

39 40 41 42 43 44 45 46 47 48 49 50 51
52 53 54 55 56 57 58 59 60 61 62 63
64 65 66 67 68 69 70 71 72 73 74 75 76
77 78 79 80 81 82 83 84 85 86 87 88
89 90 91 92 93 94 95 96 97 98 99 00 01

Founded in 1939 and headquartered in Los Angeles, Reliance Steel & Aluminum Co. (NYSE:RS) is one of the largest metals service center companies in the United States. Through a network of 99 processing and distribution facilities in 27 states and Belgium, France and South Korea, the Company provides value-added metals processing services and distributes a full line of over 85,000 metal products. These products include galvanized, hot-rolled and cold-finished steel; stainless steel; aluminum; brass; copper; titanium and alloy steel, which are sold to more than 85,000 customers in a broad range of industries.

SELECTED CONSOLIDATED FINANCIAL DATA

dollars in thousands except per share data

year ended december 31,	2002	2001	2000	1999	1998
Income Statement Data:[1]					
Net sales	**$ 1,745,005**	$ 1,656,974	$ 1,726,665	$ 1,511,065	$ 1,352,807
Cost of sales	**1,268,251**	1,194,512	1,256,997	1,097,437	1,024,214
Gross profit	**476,754**	462,462	469,668	413,628	328,593
Operating expenses[2]	**406,479**	371,006	339,319	297,346	235,015
Income from operations	**70,275**	91,456	130,349	116,282	93,578
Other income (expense):					
Interest expense	**(22,605)**	(26,738)	(26,068)	(23,299)	(17,585)
Other income, net	**3,266**	3,796	3,410	6,365	3,042
Amortization expense	**(1,355)**	(8,641)	(7,411)	(6,804)	(4,636)
Equity earnings of 50%-owned company	**263**	286	2,307	3,866	5,873
Minority interest	**(124)**	—	—	—	—
Income before income taxes	**49,720**	60,159	102,587	96,410	80,272
Provision for income taxes	**(19,553)**	(23,823)	(40,268)	(38,800)	(32,597)
Net income	**$ 30,167**	$ 36,336	$ 62,319	$ 57,610	$ 47,675
Earnings per Share:[3]					
Diluted	**$ .95**	$ 1.28	$ 2.28	$ 2.07	$ 1.68
Basic	**$ .95**	$ 1.28	$ 2.29	$ 2.08	$ 1.69
Weighted average common shares outstanding-diluted	**31,799**	28,470	27,289	27,892	28,305
Weighted average common shares outstanding-basic	**31,687**	28,336	27,215	27,748	28,153
Other Data:					
EBITDA[4]	**$ 100,871**	$ 119,234	$ 156,747	$ 145,307	$ 117,303
Cash flow from operations	**90,744**	103,587	24,772	131,355	30,935
Capital expenditures	**18,658**	24,539	30,379	19,524	23,671
Cash dividends per share	**.24**	.24	.22	.18	.16
Balance Sheet Data (December 31):					
Working capital	**$ 389,620**	$ 379,991	$ 347,659	$ 273,040	$ 289,147
Total assets	**1,139,247**	1,082,293	997,243	900,005	841,395
Long-term debt	**344,080**	331,975	421,825	318,050	343,250
Shareholders' equity	**609,854**	583,883	403,039	400,328	345,802

(1) *Does not include financial results of American Steel, L.L.C. for the years ended December 31, 1998, 1999, 2000, and 2001 and the period January 1, 2002 to April 30, 2002 because we accounted for our 50% investment by the equity method, and therefore we included 50% of American Steel's earnings in our net income and earnings per share amounts. Effective May 1, 2002 we began consolidating American Steel's financial results due to an amendment to the Operating Agreement, which gave us 50.5% of the ownership units and eliminated all super-majority and unanimous voting rights, among other changes.*

(2) *Operating expenses include warehouse, delivery, selling, general and administrative expenses and depreciation expense.*

(3) *Amounts have been retroactively adjusted to reflect the September 1999 3-for-2 stock split.*

(4) *EBITDA is defined as the sum of income before interest expense, income taxes, depreciation expense, and amortization of intangibles (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this Annual Report is not necessarily comparable with similarly titled measures for other companies.*

time and time and time and time again...

THINGS CHANGE



STOCK
MARKETS CHANGE

EXPECTATIONS
RISE





LUXURY BECOMES
NECESSITY

BUSINESSES
COME


OPEN



AND
BUSINESSES GO



INFORMATION
BECOMES MORE
VALUABLE

THINGS CHANGE

8–5 TURNS INTO 24/7
SPEED DOUBLES
INTERNET IS EVERYWHERE
MULTIPLE CHOICE
INVESTMENT UNCERTAINTY


RELIANCE
REMAINS

STRONG

through perseverance

Leading the industry with tenacity, versatility and adaptability
Combining vision, focus, stability, control
Consistency and growth leads to effective results

39 40 41 42 43 44 45 46


COMMITTED TO
LONG-TERM
EXCELLENCE

47 48 50 53 54

KNOWING



5 56 57 58 59 60 61 62

the process to stay ahead



Striking a balance
Balanced in the best and worst of times
Between extremes, balance is success


being


able


to


adapt


to


economic

63 64 65 66 67 68 69 70


d


market


changes





TIME AND TIME AGAIN...





$1.68
$2.07
$2.28
$1.28
$.95
98
99
00
01
02

EARNINGS PER SHARE diluted [1]

[1] Amounts have been retroactively adjusted to reflect the September 1999 3-for-2 stock split.



$48
$58
$62
$36
$30
98
99
00
01
02

NET INCOME millions





15%
17%
16%
8%
5%
98
99
00
01
02

RETURN ON EQUITY [2]

[2] Based on beginning of the year equity amount, except for 2001 and 2000, which are weighted for a secondary public equity offering and a stock repurchase, respectively.



$1,353
$1,511
$1,727
$1,657
$1,745
98
99
00
01
02

NET SALES millions [3]

[3] Includes revenues of American Steel, L.L.C. for the period May 1, 2002 through December 31, 2002.

87 88 89 90 91 92 93 94

we are a shining example in the industry

95 96 97 98 99 00 01 02



SALES BY REGION

	%
SOUTHEAST	28
CALIFORNIA	27
MIDWEST	16
WEST/SOUTHWEST	12
MOUNTAIN	7
PACIFIC NORTHWEST	7
MID-ATLANTIC	3

SALES BY COMMODITY

	%
CARBON STEEL	59
ALUMINUM	22
STAINLESS STEEL	15
OTHER	4

SALES BY PRODUCT

	%
CARBON STEEL STRUCTURALS	12
CARBON STEEL PLATE	11
CARBON STEEL TUBING	10
STAINLESS STEEL PLATE, SHEET & COIL	9
GALVANIZED STEEL SHEET & COIL	9
HEAT TREATED ALUMINUM SHEET, PLATE & COIL	8
COMMON ALLOY ALUMINUM PLATE, SHEET & COIL	8
CARBON STEEL BAR	7
ALUMINUM BAR & TUBE	6
HOT ROLLED STEEL SHEET & COIL	6
STAINLESS STEEL BAR & TUBE	5
COLD ROLLED STEEL SHEET & COIL	4
ELECTROPOLISHED STAINLESS STEEL TUBING & FITTINGS	1
MISCELLANEOUS, INCLUDING BRASS, COPPER & TITANIUM	4

DEAR SHAREHOLDERS,

Times have changed. Business has become more challenging, but Reliance remains one of the few profitable companies in our industry. For the fiscal year ended December 31, 2002, net income was $30.2 million, compared with net income of $36.3 million for fiscal year 2001. Earnings per diluted share were $.95, compared with $1.28 per diluted share for the same period a year ago. Sales for 2002 totaled $1.75 billion, up 5% compared with $1.66 billion for 2001. Weighted average diluted shares outstanding increased 12% in fiscal year 2002, mainly due to the $150 million common stock equity offering completed on July 5, 2001. Our financial position remains strong with a net debt-to-total capital ratio of 36% at December 31, 2002.

Once again we were able to out-perform our peers in a very difficult operating environment. We were optimistic that an economic recovery had begun to take place in early 2002 when we experienced slight sales improvements in the first-half of the year.

However, business conditions did deteriorate during the 2002 fourth quarter, most notably in December. Although consolidated sales increased, 2002 same-store sales decreased 6% from the already low levels of 2001. Metals pricing in 2002 remained at relatively low levels, except for carbon steel flat-rolled products that increased significantly as the year progressed.

As a result of our sales and inventory management, gross profit margins held up reasonably well in 2002 at 27.3%, considering the low demand and pricing levels during the year. We began to experience significant gross margin pressure in the 2002 fourth quarter, resulting from increased competitive factors and a larger than expected LIFO expense related to the costs of higher-priced carbon steel flat-rolled products. These competitive pressures have continued into 2003.

We improved our inventory turn rate to 4.3 times in 2002 from about four times in 2001, and we reduced inventory levels by over $30 million, excluding the effect of our 2002 acquisitions. We used our cash flow from operations to fund $53 million of acquisitions during the year and to pay down debt of approximately $18 million.



Gregg J. Mollins *David H. Hannah* *Karla R. McDowell*

We also completed some good acquisitions last year. In September 2002, we purchased the assets of a Metals USA, Inc. business, Metals USA Specialty Metals Northwest, Inc., through the Metals USA bankruptcy procedures. We purchased the assets for approximately $30 million in cash. This business operates as a wholly-owned subsidiary of Reliance under its original name, Pacific Metal Company, and is based in Portland, Oregon, with additional facilities in Eugene and Medford, Oregon; Kent (Seattle) and Spokane, Washington; Billings, Montana and Boise, Idaho. Pacific Metal Company, which has operated in Portland since 1883, processes and distributes mainly aluminum and coated carbon steel products. Sales were approximately $22 million for the period September 9, 2002 through December 31, 2002.

In April 2002, we purchased 100% of the stock of the privately held metals service center company Olympic Metals, Inc., in Denver, Colorado, that was founded in 1978. Olympic Metals specializes in the processing and distribution of aluminum, red metals and stainless steel products, and had sales of approximately $5 million for the nine-months ended December 31, 2002. Olympic Metals now operates as a division of Reliance after it was merged into the Company at the end of 2002.

Also in April 2002, we acquired the business and net assets of Central Plains Steel Co., that operates facilities in Kansas City and Wichita, Kansas. Central Plains Steel Co. processes and distributes carbon steel products and had sales for the nine-months ended December 31, 2002 of approximately $25 million.

We obtained a majority of the membership units of our joint venture company, American Steel, L.L.C., and eliminated all super-majority and unanimous voting rights and began consolidating American Steel's financial results, effective May 1, 2002. American Steel operates metals service centers in Portland, Oregon, and Kent (Seattle), Washington and reported sales of approximately $38 million for the eight-months ended December 31, 2002. We originally purchased 50% of American Steel in July 1995 and had reported 50% of American Steel's results in our net income under the equity method of accounting from that time until May 1, 2002.

We have also expanded internationally. In the fourth quarter of 2002, AMI Metals, Inc., headquartered in Brentwood, Tennessee, opened a European facility on the Aeropole site in Gosselies, Belgium. AMI Metals, a wholly-owned subsidiary of Reliance, specializes in providing high-quality aluminum and stainless steel rod, bar and flat-rolled products to the aerospace industry. With six locations in the United States as well as the new European operation, we can better meet the future needs of the aerospace industry.

In 2002, Chatham Steel Corporation, a wholly-owned subsidiary, closed its Jacksonville, Florida facility and combined those operations with its existing Orlando, Florida facility, allowing for a more efficient and optimal business for future growth opportunities. Our subsidiary, Phoenix Metals Company, relocated its Nashville, Tennessee metals service center to a newly constructed facility at the end of 2002. Also, in February 2003, PDM Steel Service Centers, Inc., a wholly-owned subsidiary of Reliance, opened a sales and distribution facility in Las Vegas, Nevada to better service and expand its customer base in this region.

We strongly believe in rewarding our shareholders for their loyalty. 2003 begins the 43rd year of consecutive quarterly cash dividend payments to our shareholders. Additionally, we are proud to have been ranked No. 1 in sales (five-year average) in the metals industry category of the 2003 *Forbes Platinum 400 List of America's Best Big Companies.* We were also named to the 2002, 2001 and 2000 lists.

The business media is full of articles about corporate misconduct and financial problems regarding publicly held companies. The business world and especially Wall Street has been in the midst of a very volatile environment over the past couple of years. As a result, the market and the investing public has a new set of accounting and credibility concerns.

These are valid concerns that have caused investors to seek out more than ever public companies that provide quality, consistency and honesty in their financial reporting and possess the utmost integrity regarding the management of the business. Reliance has earned its excellent reputation with



Back row, left to right:
William Sales, Jr., Gregg Mollins, David Hannah, James MacBeth

Front row, left to right:
Donna Newton, Karla McDowell, Yvette Schiotis, Kay Rustand

shareholders, investors, Wall Street analysts, employees, customers and suppliers. We work hard to provide such quality, consistency and honesty. We take our responsibility to our constituents very seriously and will not put those relationships in jeopardy. Our Audit, Compensation and Stock Option and Nominating and Governance Committees are all comprised of independent members of our Board of Directors. The charters of these various committees as well as our corporate Code of Conduct are posted on the Corporate Governance section of our web site at: www.rsac.com.

Our strategies are proven, they are effective, and they produce real results. Most importantly, we have the discipline, the knowledge, and the experience to execute successfully. Industry and economic conditions are still uncertain, but we are hopeful that in 2003 there will be some improvement. We remain firm believers in the future of our industry, and our ability to grow profitably, through organic growth of existing businesses, and by successful acquisitions. We are strong, profitable, and, we believe, the best in the business, and we are well positioned for the economic and industry upturn, whenever it occurs.

SINCERELY,

David H. Hannah	Gregg J. Mollins	Karla R. McDowell
CHIEF EXECUTIVE OFFICER	PRESIDENT/CHIEF OPERATING OFFICER	EXECUTIVE VP/CHIEF FINANCIAL OFFICER

April 4, 2003

time and time and time and time again...

PAYING SHAREHOLDER DIVIDENDS FOR 42 CONSECUTIVE YEARS

FINANCIAL REVIEW

SELECTED CONSOLIDATED FINANCIAL DATA

dollars in thousands other than per share data

year ended december 31,	2002	2001	2000	1999
Income Statement Data [1]				
Net sales	$ 1,745,005	$ 1,656,974	$ 1,726,665	$ 1,511,065
Operating income [2]	70,275	91,456	130,349	116,282
Net income	30,167	36,336	62,319	57,610
Pretax income	49,720	60,159	102,587	96,410
Income taxes	19,553	23,823	40,268	38,800
EBITDA [3]	100,871	119,234	156,747	145,307
EBIT	72,325	86,897	128,655	119,709
Weighted average shares outstanding-diluted	31,799	28,470	27,289	27,892
Balance Sheet Data				
Current assets	$ 532,544	$ 517,993	$ 491,396	$ 428,918
Working capital	389,620	379,991	347,659	273,040
Net fixed assets	306,189	290,353	245,351	227,382
Total assets	1,139,247	1,082,293	997,243	900,005
Current liabilities	142,924	138,002	143,737	155,878
Long-term debt	344,080	331,975	421,825	318,050
Shareholders' equity	609,854	583,883	403,039	400,328
Per Share Data [4]				
Earnings	$ 0.95	$ 1.28	$ 2.28	$ 2.07
Dividends	$ 0.24	$ 0.24	$ 0.22	$ 0.18
Cash flow from operations	$ 2.85	$ 3.64	$ 0.91	$ 4.71
EBITDA [3]	$ 3.17	$ 4.19	$ 5.74	$ 5.21
EBIT	$ 2.27	$ 3.05	$ 4.71	$ 4.29
Book value	$ 19.21	$ 18.49	$ 16.04	$ 14.40
Ratio Analysis				
Return on equity [5]	5.2%	7.6%	15.9%	16.7%
Current ratio	3.7	3.8	3.4	2.8
Net debt-to-capital ratio	35.5%	36.3%	51.0%	43.5%
Gross margin	27.3%	27.9%	27.2%	27.4%
Operating margin [2]	4.0%	5.5%	7.6%	7.7%
Pretax margin	2.9%	3.6%	5.9%	6.4%
Net margin	1.7%	2.2%	3.6%	3.8%

(1) *Does not include financial results for January 1 through April 30, 2002 and for 2001, 2000, 1999, 1998, 1997, 1996 and for the six months ended December 31, 1995 for the 50% interest in American Steel, L.L.C., accounted for by the equity method. Effective May 1, 2002, we began consolidating American Steel's financial results due to an amendment to the Operating Agreement, which gave us 50.5% of the ownership units and eliminated all super-majority and unanimous voting rights, among other changes.*

(2) *Operating income represents net sales less cost of sales, warehouse, delivery, selling, general and administrative expenses and depreciation expense. Certain reclassifications were made to 1999 and prior years to exclude amortization expense from the calculation of operating income.*

(3) *EBITDA is defined as the sum of income before interest expense, income taxes, depreciation expense, and amortization of intangibles (including goodwill). EBITDA is commonly used as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. EBITDA as measured in this Annual Report is not necessarily comparable with similarly titled measures for other companies.*

(4) *Amounts have been retroactively adjusted to reflect the September 1999 and June 1997 3-for-2 stock splits. Per share amounts based upon weighted average shares are on a diluted basis.*

(5) *Return on equity is based on the beginning of year equity amount, except for 2001, 2000, 1997 and 1994 which are weighted for a secondary public equity offering in 2001, a significant stock repurchase in 2000, a secondary public equity offering in 1997, and the IPO in 1994.*

1998	1997	1996	1995	1994	1993	1992
$ 1,352,807	$ 961,518	$ 653,975	$ 561,341	$ 446,866	$ 371,207	$ 345,702
93,578	62,199	44,624	35,593	25,026	15,692	10,670
47,675	34,176	29,790	22,702	14,410	9,232	7,573
80,272	57,986	49,551	38,595	24,250	14,933	12,943
32,597	23,810	19,761	15,893	9,840	5,701	5,370
117,303	82,012	61,955	45,398	30,660	20,890	18,999
97,857	68,847	53,491	40,190	26,370	17,262	15,486
28,305	23,812	23,520	23,387	18,936	16,922	17,012
$ 418,290	$ 322,074	$ 210,900	$ 166,937	$ 125,396	$ 96,069	$ 86,766
289,147	213,252	136,765	100,731	84,490	60,790	44,396
213,081	160,964	133,614	66,286	58,924	53,143	47,828
841,395	583,866	391,176	260,473	199,421	163,369	145,416
129,143	108,822	74,135	66,206	40,906	35,279	42,370
343,250	143,350	107,450	30,350	8,532	37,989	19,600
345,802	313,164	192,642	163,917	149,983	90,101	83,446
$ 1.68	$ 1.44	$ 1.27	$ 0.97	$ 0.76	$ 0.55	$ 0.45
$ 0.16	$ 0.11	$ 0.08	$ 0.07	$ 0.07	$ 0.07	$ 0.06
$ 1.09	$ 1.67	$ 1.55	$ 1.68	$ 0.15	$ 0.26	$ 1.50
$ 4.14	$ 3.44	$ 2.63	$ 1.94	$ 1.62	$ 1.23	$ 1.12
$ 3.46	$ 2.89	$ 2.27	$ 1.72	$ 1.39	$ 1.02	$ 0.91
$ 12.50	$ 11.09	$ 8.29	$ 7.09	$ 6.14	$ 5.45	$ 5.23
15.2%	16.5%	18.2%	15.1%	13.7%	11.1%	9.8%
3.2	3.0	2.8	2.5	3.1	2.7	2.1
49.3%	25.9%	36.2%	8.5%	2.0%	30.6%	21.1%
24.3%	23.3%	24.7%	23.0%	22.9%	22.7%	21.6%
6.9%	6.5%	6.8%	6.3%	5.6%	4.2%	3.1%
5.9%	6.0%	7.6%	6.9%	5.4%	4.0%	3.7%
3.5%	3.6%	4.6%	4.0%	3.2%	2.5%	2.2%

Overview

During 2002, the metals service center industry continued to experience low levels of customer demand, primarily related to the economic recession in the United States. Demand for our products began to slow in the second half of 2000, but only in certain geographic areas. In early 2001, we felt a sudden slowdown in demand for the semiconductor and related markets, and demand continued to decline throughout 2001 for all of our product end markets except aerospace. Aerospace demand and pricing were strong in 2001, but fell off significantly after September 11th. The low demand levels in all areas continued throughout 2002.

Metals pricing in 2002 remained at the historically low levels reached in 2001, with the exception of carbon steel flat-rolled products. Although end market demand was low, domestic carbon steel flat-rolled costs increased significantly in the second half of 2002 due to supply constraints resulting from tariffs on imported material and domestic capacity shutdowns. There were significant competitive pressures in late 2002 that did not allow us to fully pass through these price increases and caused our gross margins to decline.

Our performance was significantly impacted by these factors; however, we are proud of our profitable returns and our ability to manage our working capital and to generate cash flow to expand and strengthen our business and reduce debt during this challenging environment. We also completed three acquisitions during 2002 and began to consolidate the financial results of American Steel, L.L.C., our joint venture company, due to an increase in our ownership.

We believe that we are positioned to take full advantage of improved economic conditions, while at the same time we are poised to continue to operate efficiently in the less favorable economies such as that experienced during 2002 because of our focus on cost controls, inventory turnover, and product and geographic diversification. We do not anticipate any significant improvements in either demand or pricing for our products in 2003 and we expect the competitive factors experienced in late 2002 to continue to pressure our gross margins into at least the early part of 2003.

Recent Developments

We completed three acquisitions and had a change in the ownership structure of a joint venture company in 2002. Through these transactions, we entered into new geographic markets in Idaho and Montana, strengthened our presence in the Midwest and Pacific Northwest markets of the United States and expanded our product offerings. The acquisitions made in 2002 did not result in new segments.

On September 9, 2002, through a newly-formed company, we purchased certain assets of a Metals USA, Inc. business, Metals USA Specialty Metals Northwest, Inc., for approximately $30 million, after final approval of the U.S. Bankruptcy Court, through the Metals USA bankruptcy procedures. This business is now operating under its original name, Pacific Metal Company, with locations in Portland, Eugene and Medford, Oregon; Kent (Seattle) and Spokane, Washington; Billings, Montana; and Boise, Idaho. Pacific Metal Company processes and distributes mainly aluminum and coated carbon steel products and had net sales of approximately $22 million for the period September 9, 2002 through December 31, 2002.

On April 1, 2002, we purchased substantially all of the net assets and business of Central Plains Steel Co. through a newly-formed subsidiary that is now operating under the same name. Central Plains Steel Co., a full-line carbon steel service center with facilities in Kansas City and Wichita, Kansas, had net sales of approximately $25 million for the nine months ended December 31, 2002.

Also on April 1, 2002, we acquired all of the outstanding stock of Olympic Metals, Inc., a metals service center in Denver, Colorado. Olympic Metals, Inc. specializes in the processing and distribution of aluminum, red metals and stainless steel products and had net sales of approximately $5 million for the nine months ended December 31, 2002. We merged Olympic Metals, Inc. into Reliance effective December 31, 2002.

Effective May 1, 2002, we obtained one additional membership unit of American Steel, L.L.C. ("American Steel") giving us a 50.5% ownership interest. The Operating Agreement was amended to eliminate all super-majority and unanimous voting rights, among other changes. Due to this change in ownership structure, we began consolidating American Steel's financial results as of May 1, 2002. There was no cost involved in this transaction, which was completed to facilitate the renewal of American Steel's credit facility. American Steel had net sales of approximately $38 million for the eight months ended December 31, 2002.

For discussion purposes, all references to the Company's 2002 acquisitions include the consolidation of American Steel as of May 1, 2002.

Results of Operations

The following table sets forth certain income statement data for each of the three years in the period ended December 31, 2002 (dollars are shown in thousands and certain amounts may not calculate due to rounding):

	2002		2001		2000	
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$ 1,745,005	100.0%	$ 1,656,974	100.0%	$ 1,726,665	100.0%
Gross profit	476,754	27.3	462,462	27.9	469,668	27.2
S,G&A expenses	379,288	21.7	347,310	21.0	318,638	18.5
Depreciation expense	27,191	1.6	23,696	1.4	20,681	1.2
Income from operations	$ 70,275	4.0%	$ 91,456	5.5%	$ 130,349	7.5%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

Our 2002 consolidated net sales were $1.75 billion, an increase of 5.3%, compared to $1.66 billion in 2001. This includes an increase in tons sold of 10.3% and a decrease in the average selling price per ton of 4.5%. The increase in our tons sold is mainly due to the sales from the companies we acquired in 2002. We continued to experience reduced customer demand in all markets during 2002. This resulted in reduced volumes at most of our locations, but especially those primarily servicing the aerospace industry, with 2002 sales to the aerospace industry decreasing 25.4%, with a 19.4% decrease in tons sold and a 7.5% decrease in the average selling price per ton. Our 2002 sales to the aerospace market represented approximately 11.6% of total sales.

The decrease in our average selling price per ton of 4.5% resulted mainly from shifts in product mix due to both acquisitions and reductions in our sales of higher priced products to the semiconductor, electronics and aerospace markets. Although metals costs had decreased significantly for most of our products during 2001, we experienced further declines in 2002 with the exception of carbon steel flat-rolled products. In the second half of 2002, costs of carbon steel flat-rolled products increased significantly due to supply constraints resulting from the temporary closure of a few mills and due to tariffs placed on imports. Carbon steel flat-rolled products represented approximately 20.0% of our 2002 sales.

Our same-store sales (excludes sales of businesses we acquired in 2002 and 2001) decreased $90.4 million, or 6.1%, with year 2002 tons sold declining 4.1% as compared to 2001, and the average selling price per ton decreasing by 2.0%. These decreases were due to the poor economic conditions in 2002 and shifts in our product mix with significant declines in same-store sales to the semiconductor and aerospace industries impacting both the tons sold and the average selling price.

Gross Profit

Our total gross profit of $476.8 million increased 3.1% from 2001 due to our 2002 acquisitions. Our gross profit as a percentage of sales was 27.3% in 2002 compared to 27.9% in 2001. The decline in our gross margin percentage occurred primarily due to competitive pressures resulting from the low level of customer demand throughout the year, especially in the fourth quarter and due to LIFO expense of $8.0 million in 2002 compared to LIFO income of $11.7 million in 2001.

LIFO expense and income is reflected as part of our costs of sales. Although we were successful in passing through most of our cost increases, we did experience some margin pressure due to increased costs of carbon steel flat-rolled products, coupled with the low demand in the latter part of the year. The reduction in sales of our higher priced products to the aerospace and semiconductor markets also impacted our gross margins.

Expenses

Warehouse, delivery, selling, general and administrative expenses ("S,G&A expenses") for 2002 increased $32.0 million, or 9.2%, from 2001. This increase includes the S,G&A expenses of the companies we acquired in 2002 plus a full year of expenses of our 2001 acquisitions. These expenses represented 21.7% and 21.0% of sales in 2002 and 2001, respectively. We were able to reduce our same-store S,G&A expenses by 2.3% in 2002 as compared to 2001. The majority of the decrease in same-store S,G&A expenses relates to headcount reductions, as personnel costs are the most significant component of our variable costs. For the 2002 year, we reduced our work force by 5.8%, with half of the reductions, or approximately 130 employees, occurring in the fourth quarter in response to declines in demand. This reduction was in addition to the 13% reduction that occurred in 2001.

Depreciation and amortization expense decreased $3.8 million for 2002 compared to 2001, mainly because of the change in accounting rules for goodwill. In 2001, we had $7.1 million of goodwill amortization expense that was not recorded in 2002, in accordance with the new rules. This was offset by the inclusion of depreciation expense related to the companies we acquired in 2002 and 2001, along with depreciation expense on current year capital expenditures. The new accounting rules adopted in 2002 also require us to measure our goodwill annually for impairment of value. We did not experience any goodwill impairment in 2002, and therefore did not record any impairment charges.

Operating Income

Income from operations, calculated as gross profit less S,G&A expenses and depreciation expense, decreased as a percentage of sales to 4.0% in 2002 compared to 5.5% in 2001. Although consolidated sales increased, our gross profit margin declined and our operating expenses increased due to a larger network of service centers, as discussed above.

Interest expense decreased by 15.5% to $22.6 million in 2002 compared to 2001, due to lower borrowing levels and lower interest rates. We used the July 2001 equity offering proceeds of approximately $150 million to pay down debt. The 2002 year included borrowings for our acquisitions of Central Plains Steel Co. and Pacific Metal Company which were paid off with cash from operations and included $19.7 million of debt upon consolidation of American Steel.

Equity Earnings and Minority Interest

Because of our increased ownership interest in American Steel, we began to consolidate their results beginning May 1, 2002. Prior to that date, we accounted for our investment using the equity method. On our income statement, the 2002 equity in earnings of 50%-owned company represents our 50% of American Steel's net income from January 1 through April 30th. The minority interest amount represents 49.5% of American Steel's net income beginning May 1, 2002 for the portion that we do not own. Our consolidated balance sheet at December 31, 2002 includes the assets and liabilities of American Steel, including $24.5 million of goodwill, $21.4 million of debt and a reclassification from investment in 50%-owned company to minority interest.

Income Tax Rate

Our effective income tax rate decreased from 39.6% in 2001 to 39.3% in 2002, mainly due to shifts in the geographic composition of our 2002 income, resulting from both acquisitions and current economic conditions.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales

Our 2001 consolidated net sales were $1.66 billion, a decrease of 4.0%, compared to $1.73 billion in 2000. This includes an increase in tons sold of 6.3% and a decrease in the average selling price per ton of 9.5%. The increase in our tons sold is due to the sales from the companies we acquired in 2001. Overall customer demand declined due to the poor business environment in the United States during 2001. This resulted in reduced volumes at all of our locations except for those primarily serving the aerospace industry, with 2001 sales to the aerospace industry increasing 10.2%, with a 2.9% increase in tons sold and an 8.3% increase in the average selling price per ton.

The decrease in our average selling price per ton of 9.5% resulted from lower metals costs and from a shift in our product mix. During 2001, costs for most metals we sell continued to decline from the year 2000 levels. However, costs of the heat-treated aluminum and specialty metals we sell to the aerospace industry increased somewhat in early 2001, but then declined in the fourth quarter of 2001. Our average selling price was also impacted by shifts in product mix, as the products sold to the aerospace industry are higher priced than most other products we sell, which had a favorable impact on our average selling price. However, the reduced sales of the even higher priced products we sell to the semiconductor and related industries more than offset this favorable increase. In addition, the companies we acquired in 2001 sell mostly carbon steel products, which generally have lower prices than most other products we sell.

Our 2001 same-store sales (excludes sales of businesses we acquired in 2001 and 2000) decreased $267.1 million, or 15.8%, with year 2001 tons sold declining 10.5% as compared to 2000, and the average selling price per ton decreasing by 6.0%. These decreases were due to the poor economic conditions in 2001 and shifts in our product mix with significant declines in 2001 same-store sales to the semiconductor and related industries impacting both the tons sold and the average selling price.

Gross Profit

Our total gross profit of $462.5 million decreased only 1.5% in 2001 from 2000, on a 4.0% decrease in sales. This was due to our ability to increase our gross margins as a percentage of sales to 27.9% in 2001 compared to 27.2% in 2000. We believe our focus on inventory turnover allowed us to reduce our selling prices at a slightly slower pace than our metals costs during 2001, resulting in an improvement in our gross margin percentage in 2001. Cost of sales was reduced by LIFO income of $11.7 million in 2001, resulting from the decrease in metals costs noted above and a decrease in inventory quantities, compared to increased costs of sales in 2000 (LIFO expense) of $4.7 million due to increased metals costs.

Expenses

S,G&A expenses for 2001 increased $28.7 million, or 9.0%, from 2000, because of the S,G&A expenses of the companies we acquired in 2001. These expenses represented 21.0% and 18.5% of sales in 2001 and 2000, respectively. The increase in our S,G&A expenses as a percentage of sales resulted from both lower metals prices and lower selling volumes experienced in 2001. We were able to reduce our 2001 same-store S,G&A expenses by $7.3 million in 2001 as compared to 2000. The majority of the decrease in 2001 same-store S,G&A expenses relates to headcount reductions, as personnel costs are the most significant component of our variable costs. For the 2001 year, we reduced our work force by over 650 employees, or 13%, with reductions from time to time during the year in response to declining demand.

Depreciation and amortization expense increased $4.2 million for 2001 compared to 2000, due to the inclusion of both the depreciation expense and the amortization of goodwill related to the companies we acquired in 2001 and 2000, along with depreciation expense on current year capital expenditures.

Operating Income

Income from operations decreased as a percentage of sales to 5.5% in 2001 compared to 7.5% in 2000. This decline resulted from the decrease in gross profit and the increases in expenses discussed above.

Interest expense increased by 2.6% to $26.7 million in 2001 compared to 2000, due to an increase in the average debt outstanding early in 2001 to fund the $43.9 million stock repurchase in the fourth quarter of 2000 and to fund the January 2001 acquisitions of Aluminum and Stainless, Inc. and Viking Materials, Inc. and its related company, Viking Materials of Illinois, Inc. However, we were able to significantly reduce our debt level and fund the acquisition of the assets and business contributed to our subsidiary PDM Steel Service Centers, Inc. with the $149.8 million of net proceeds from our July 2001 equity offering. The interest rate reductions during 2001 also lowered our 2001 interest expense.

Equity Earnings

Equity earnings from our 50%-owned company decreased by $2.0 million, or 87.6%, in 2001 as compared to 2000. A weakness in demand in the Pacific Northwest, related mainly to the truck trailer and rail car markets, began in the second half of 2000 and continued throughout 2001.

Income Tax Rate

Our effective income tax rate increased from 39.2% in 2000 to 39.6% in 2001, mainly due to shifts in the geographic composition of our 2001 income, resulting from both acquisitions and current business conditions.

Liquidity and Capital Resources

At December 31, 2002, working capital was $389.6 million, compared to $380.0 million at December 31, 2001. The increase was primarily due to the additional working capital from our 2002 acquisitions, and is net of decreases in our inventory level due to the decline in sales volumes we experienced throughout 2002 and our ability to effectively manage our inventories. We focus on our days sales outstanding to monitor accounts receivable and on our inventory turnover rate to monitor our inventory levels, as receivables and inventory are our two most significant elements of working capital. At December 31, 2002, our accounts receivable days sales outstanding were 44 days, improved from 45 days at December 31, 2001. (We calculate our days sales outstanding as an average of the most recent two-month period.) Our inventory turnover rate was about 4.25 times in 2002, improved from about 4.0 times in 2001 and better than the industry average in the current business environment.

Our primary sources of liquidity are generally from our internally generated funds from operations and our revolving line of credit. In 2001, we also raised $149.8 million in a secondary equity offering. Our operations provided cash of $90.7 million in 2002, compared to $103.6 million in 2001. Along with our earnings, the reductions in our inventory levels in reaction to our reduced sales levels was the primary factor in providing cash flow from operations. The cash generated from operations in 2002 was used to fund the $53.3 million for the purchase of our 2002 acquisitions and to pay down debt of $17.6 million. We reduced our net debt-to-total capital ratio to 35.5% at December 31, 2002, from 36.3% at December 31, 2001.

Our syndicated credit facility allows for $335 million in borrowings. As of December 31, 2002, $38 million was outstanding under this credit facility. The $335 million five-year unsecured syndicated credit facility, as amended effective December 31, 2002, is with nine banks and may be increased to $400 million. At December 31, 2002, we had $10.9 million of letters of credit outstanding under our syndicated credit facility. American Steel has a two-year syndicated credit agreement, as amended effective June 30, 2002, that is secured with working capital with a borrowing limit of $24 million. As of December 31, 2002, $21.4 million was outstanding on American Steel's credit facility.

We also have senior unsecured notes outstanding in the aggregate amount of $280 million. The senior notes have maturity dates ranging from 2004 to 2010, with an average remaining life of 4.8 years, and bear interest at a weighted average fixed rate of 6.83% per annum. The syndicated credit facility and senior note agreements require that we maintain a minimum net worth and interest coverage ratio, and a maximum leverage ratio, and include restrictions on the amount of cash dividends we pay.

Our net capital expenditures, excluding acquisitions, were $18.7 million for the 2002 year. We had no material commitments for capital expenditures or capital leases as of December 31, 2002. Our operating lease commitments are discussed in Note 11 of the Notes to Consolidated Financial Statements. The purchases of Central Plains Steel Co. and Pacific Metal Company were funded with borrowings on our line of credit. The acquisition of Olympic Metals, Inc. was funded by cash from operations. Our capital requirements are primarily for working capital, acquisitions, and capital expenditures for continued improvements in plant capacities and materials handling and processing equipment.

On July 5, 2001, we issued 6,325,000 shares of our common stock, including the shares issued on exercise of the over-allotment option, at a price of $25.00 per share for total net proceeds of approximately $149.8 million, after deducting the underwriting discount and offering expenses. The proceeds were used to reduce debt related to the PDM Steel Service Centers, Inc. acquisition and debt related to other acquisitions, capital expenditures, and general working capital needs.

We anticipate that funds generated from operations and funds available under our line of credit will be sufficient to meet our working capital needs for the foreseeable future.

On August 31, 1998, our Board of Directors approved the purchase of up to an additional 3,750,000 shares of our outstanding common stock through our Stock Repurchase Plan, for a total of 6,000,000 shares. Since inception of the Stock Repurchase Plan, we have purchased a total of 5,538,275 shares of our common stock, at an average purchase price of $14.94 per share, as of December 31, 2002, all of which are being treated as authorized but unissued shares. In 2002 and 2001, we did not repurchase any shares of our common stock. We believe such purchases, given appropriate circumstances, enhance shareholder value and reflect our confidence in the long-term growth potential of our Company.

Inflation

Our operations have not been, and we do not expect them to be, materially affected by general inflation. Historically, we have been successful in adjusting prices to our customers to reflect changes in metal prices.

Seasonality

Some of our customers may be in seasonal businesses, especially customers in the construction industry. As a result of our geographic, product and customer diversity, however, our operations have not shown any material seasonal trends. Revenues in the months of November and December traditionally have been lower than in other months because of a reduced number of working days for shipments of our products and holiday closures of some of our customers. In 2002, many customers extended their holiday closures which we believe was due to both the poor business conditions and the holidays occurring mid-week. We cannot assure you that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are therefore not necessarily indicative of annual results.

Goodwill

Goodwill, which represents the excess of cost over the fair value of net assets acquired, amounted to $284.3 million at December 31, 2002, or approximately 25.0% of total assets or 46.6% of consolidated shareholders' equity. The amortization of goodwill in the 2001 year was $7.1 million, or approximately 11.8% of pretax income. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS" or "Statement") No. 142, *Goodwill and Other Intangible Assets*. Under the new rule, goodwill deemed to have indefinite lives is no longer amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets continue to be amortized over their useful lives. We have adopted the provisions of SFAS No. 142 effective January 1, 2002. We review the recoverability of goodwill annually or whenever significant events or changes occur which might impair the recovery of recorded costs. We measure possible impairment based on either significant losses of an entity or the ability to recover the balance of the long-lived asset from expected future operating cash flows on an undiscounted basis. If impairment is identified, we would calculate the amount of such impairment based upon the discounted cash flows or the market values as compared to the recorded costs. We have performed impairment tests of goodwill as of January 1, 2002 and November 1, 2002 and believe that the recorded amounts for goodwill are recoverable and that no impairment currently exists.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When we prepare these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to accounts receivable, inventories, deferred tax assets, goodwill and intangible assets, long-lived assets and revenue recognition. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, as discussed with the Audit Committee, affect our more significant judgments and estimates used in preparing our consolidated financial statements. (See Note 1 of the Notes to Consolidated Financial Statements for our Summary of Significant Accounting Policies.) There have been no material changes made to the critical accounting policies during the periods presented in the Consolidated Financial Statements.

Accounts Receivable

We maintain an allowance for doubtful accounts to reflect our estimate of the uncollectibility of accounts receivable based on our past collection history and the identification of specific potential customer risks. If the financial condition of our customers were to deteriorate beyond our estimates, resulting in an impairment of their ability to make payments, we may be required to increase our allowance for doubtful accounts.

Inventories

We maintain allowances for estimated obsolescence or unmarketable inventory to reflect the difference between the cost of inventory and the estimated market value based on an evaluation of slow moving products and current replacement costs. If actual market conditions are less favorable than those anticipated by management, additional allowances may be required.

Deferred Tax Assets

We currently have significant deferred tax assets, which are subject to periodic recoverability assessments. Realizing our deferred tax assets principally depends upon our achieving projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors. These changes, if any, may require adjustments to our deferred tax asset balances.

For information concerning our provision for income taxes as well as information regarding differences between our effective tax rate and statutory rates, see Note 7 of the Notes to Consolidated Financial Statements.

Goodwill and Intangible Assets

In assessing the recoverability of our goodwill and other intangibles we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Effective January 1, 2002, we adopted SFAS No. 142 and have performed impairment testing in accordance with the Statement. We estimated future cash flows at the reporting unit level. A key assumption made is that our business will continue to grow at the industry average of 3% to 5% per year, adjusted for the cyclical businesses of certain reporting units and the current economic outlook. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

Long-Lived Assets

We review the recoverability of our long-lived assets as required by SFAS No. 144 and must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded. Effective January 1, 2002, we adopted SFAS No. 144 and have reviewed recoverability of our long-lived assets in accordance with the Statement.

Revenue Recognition

We recognize revenue when title to our products passes to our customers, typically upon delivery. Sales are shown net of returns and discounts.

Shareholders and Board of Directors
Reliance Steel & Aluminum Co.

We have audited the accompanying consolidated balance sheets of Reliance Steel & Aluminum Co. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliance Steel & Aluminum Co. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Long Beach, California
February 10, 2003

CONSOLIDATED STATEMENTS OF INCOME

in thousands except share and per share amounts

year ended december 31,	2002	2001	2000
Net sales	**$ 1,745,005**	$ 1,656,974	$ 1,726,665
Other income, net	**3,266**	3,796	3,410
	1,748,271	1,660,770	1,730,075
Costs and expenses:			
Cost of sales	**1,268,251**	1,194,512	1,256,997
Warehouse, delivery, selling, general and administrative	**379,288**	347,310	318,638
Depreciation and amortization	**28,546**	32,337	28,092
Interest	**22,605**	26,738	26,068
	1,698,690	1,600,897	1,629,795
Income before equity in earnings of 50%-owned company, minority interest and income taxes	**49,581**	59,873	100,280
Equity in earnings of 50%-owned company	**263**	286	2,307
Minority interest	**(124)**	—	—
Income before income taxes	**49,720**	60,159	102,587
Provision for income taxes	**19,553**	23,823	40,268
Net income	**$ 30,167**	$ 36,336	$ 62,319
Earnings per share – diluted	**$ .95**	$ 1.28	$ 2.28
Weighted average shares outstanding – diluted	**31,798,801**	28,469,820	27,289,111
Earnings per share – basic	**$ .95**	$ 1.28	$ 2.29
Weighted average shares outstanding – basic	**31,687,161**	28,335,626	27,215,087
Cash dividends per share	**$ .24**	$ .24	$ .22

See accompanying notes to consolidated financial statements.

in thousands except share amounts

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount			
Balance at January 1, 2000	27,798,151	$ 153,120	$ 247,208	$ —	$ 400,328
Net income for the year	—	—	62,319	—	62,319
Other comprehensive loss:					
Foreign currency translation adjustments	—	—	—	(308)	(308)
Comprehensive income					62,011
Stock options exercised	188,862	1,758	1,031	—	2,789
Stock issued under incentive bonus plan	10,854	196	—	—	196
Cash dividends — $.22 per share	—	—	(6,001)	—	(6,001)
Repurchase of stock	(2,865,950)	(15,843)	(40,441)	—	(56,284)
Balance at December 31, 2000	25,131,917	139,231	264,116	(308)	403,039
Net income for the year	—	—	36,336	—	36,336
Other comprehensive loss:					
Foreign currency translation adjustments	—	—	—	(698)	(698)
Comprehensive income					35,638
Stock options exercised	107,350	1,588	451	—	2,039
Stock issued under incentive bonus plan	8,334	223	—	—	223
Cash dividends — $.24 per share	—	—	(6,812)	—	(6,812)
Issuance of stock, net of offering costs of $8,369	6,325,000	149,756	—	—	149,756
Balance at December 31, 2001	31,572,601	290,798	294,091	(1,006)	583,883
Net income for the year	—	—	30,167	—	30,167
Other comprehensive loss:					
Foreign currency translation adjustments	—	—	—	538	538
Unrealized loss on investments	—	—	—	(321)	(321)
Minimum pension liability	—	—	—	(1,049)	(1,049)
Comprehensive income					29,335
Stock options exercised	170,600	3,470	536	—	4,006
Stock issued under incentive bonus plan	8,886	235	—	—	235
Cash dividends — $.24 per share	—	—	(7,605)	—	(7,605)
Balance at December 31, 2002	**31,752,087**	**$ 294,503**	**$ 317,189**	**$ (1,838)**	**$ 609,854**

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
in thousands except share amounts

year ended december 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 9,305	$ 9,931
Accounts receivable, less allowance for doubtful accounts of $5,158 and $5,417 at December 31, 2002 and 2001, respectively	190,191	172,603
Inventories	307,385	308,093
Prepaid expenses and other current assets	10,874	8,903
Deferred income taxes	14,789	18,463
Total curent assets	532,544	517,993
Property, plant and equipment, at cost:		
Land	52,469	48,598
Buildings	180,995	168,963
Machinery and equipment	237,912	207,243
Accumulated depreciation	(165,187)	(134,451)
	306,189	290,353
Investment in 50%-owned company	—	12,352
Goodwill, net of accumulated amortization of $33,024 and $26,254 at December 31, 2002 and 2001, respectively	284,276	250,103
Other assets	16,238	11,492
Total assets	$ 1,139,247	$ 1,082,293
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 77,511	$ 69,870
Accrued expenses	40,894	32,822
Wages and related accruals	20,160	17,430
Deferred income taxes	4,034	7,555
Current maturities of long-term debt	325	10,325
Total current liabilities	142,924	138,002
Long-term debt	344,080	331,975
Deferred income taxes	31,672	28,433
Minority interest	10,717	—
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, no par value:		
Authorized shares — 5,000,000		
None issued or outstanding	—	—
Common stock, no par value:		
Authorized shares — 100,000,000		
Issued and outstanding shares — 31,752,087 and 31,572,601 at December 31, 2002 and 2001, respectively, stated capital	294,503	290,798
Retained earnings	317,189	294,091
Accumulated other comprehensive loss	(1,838)	(1,006)
Total shareholders' equity	609,854	583,883
Total liabilities and shareholders' equity	$ 1,139,247	$ 1,082,293

See accompanying notes to consolidated financial statements.

in thousands

year ended december 31,	2002	2001	2000
Operating activities:			
Net income	$ 30,167	$ 36,336	$ 62,319
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28,546	32,337	28,092
Deferred taxes	3,577	(2,142)	231
(Gain) loss on sales of property and equipment	(784)	371	408
Equity in earnings of 50%-owned company	(263)	(286)	(2,307)
Minority interest	124	—	—
Unrealized loss on investments	321	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(5,951)	57,051	(16,337)
Inventories	30,150	21,468	(25,165)
Prepaid expenses and other assets	(3,021)	(3,322)	(3,202)
Accounts payable and accrued expenses	7,878	(38,226)	(19,267)
Net cash provided by operating activities	90,744	103,587	24,772
Investing activities:			
Purchases of property, plant and equipment, net	(18,658)	(24,539)	(30,379)
Proceeds from sales of property and equipment	3,298	1,589	655
Acquisitions of metals service centers and net asset purchases of metals service centers, net of cash acquired	(53,321)	(129,677)	(41,147)
Dividends received from 50%-owned company	444	6,924	2,622
Net cash used in investing activities	(68,237)	(145,703)	(68,249)
Financing activities:			
Proceeds from borrowings	104,115	271,000	224,175
Principal payments on long-term debt and short-term borrowings	(121,755)	(366,568)	(127,845)
Payments to minority shareholders	(2,252)	—	—
Dividends paid	(7,605)	(6,812)	(6,001)
Issuance of common stock	235	223	196
Net proceeds from common stock offering	—	149,756	—
Exercise of stock options	3,470	1,588	1,758
Tax benefit of stock options exercised	536	451	1,031
Repurchase of common stock	—	—	(56,284)
Net cash (used in) provided by financing activities	(23,256)	49,638	37,030
Effect of exchange rate changes on cash	123	(698)	(308)
(Decrease) increase in cash and cash equivalents	(626)	6,824	(6,755)
Cash and cash equivalents at beginning of year	9,931	3,107	9,862
Cash and cash equivalents at end of year	$ 9,305	$ 9,931	$ 3,107
Supplemental cash flow information:			
Interest paid during the period	$ 22,116	$ 32,532	$ 20,428
Income taxes paid during the period	$ 20,101	$ 24,280	$ 42,554

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Reliance Steel & Aluminum Co. and its wholly-owned subsidiaries, which include Allegheny Steel Distributors, Inc., Aluminum and Stainless, Inc., American Metals Corporation, American Steel, L.L.C. (50.5%-owned), AMI Metals, Inc., CCC Steel, Inc., Central Plains Steel Co., Chatham Steel Corporation, Durrett Sheppard Steel Co., Inc., Liebovich Bros., Inc., Lusk Metals, Olympic Metals, Inc., Pacific Metal Company, PDM Steel Service Centers, Inc., Phoenix Corporation, RSAC Management Corp., Service Steel Aerospace Corp., Siskin Steel & Supply Company, Inc., Toma Metals, Inc., Valex Corp. (97%-owned) and Viking Materials, Inc., on a consolidated basis ("Reliance" or "the Company"). All subsidiaries of Reliance are held by RSAC Management Corp. All significant intercompany transactions have been eliminated in consolidation. Through April 30, 2002, the Company accounted for its 50% investment in American Steel, L.L.C. on the equity method of accounting, however, since May 1, 2002, the Company has consolidated the financial results of American Steel, L.L.C. The Company accounts for its 66.5% interest in Valex Korea Co., Ltd. on a consolidated basis, reporting the remaining 33.5% as minority interest.

Business

In 2002, the Company operated a metals service center network of 97 processing and distribution facilities (including American Steel, L.L.C.) in 27 states, France and South Korea which provided value-added metals processing services and distributed a full line of more than 85,000 metal products.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, cash equivalents and trade receivables. The Company maintains cash and cash equivalents with high-credit, quality financial institutions. The Company, by policy, limits the amount of credit exposure to any one financial institution. At times, cash balances held at financial institutions were in excess of federally insured limits. Concentrations of credit risk with respect to trade receivables are limited due to the geographically diverse customer base and various industries into which the Company's products are sold. Credit is generally extended based upon an evaluation of each customer's financial condition, with terms consistent in the industry and no collateral required. Losses from credit sales are provided for in the financial statements and consistently have been within the allowance provided. Amounts are written off against the allowance in the period the Company determines that the receivable is uncollectible. As a result of the above factors, the Company does not consider itself to have any significant concentrations of credit risk.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents and the current portion of long-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt, which have been determined based on borrowing rates currently available to the Company, or to other companies with comparable credit ratings, for loans with similar terms or maturity, approximate the carrying amounts in the consolidated financial statements.

Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are held by major financial institutions.

Long-Lived Assets

Goodwill, representing the excess of the purchase price over the fair values of the net assets of acquired entities, was amortized on a straight-line basis over the period of expected benefit of 40 years through December 31, 2001. Covenants not to compete and other intangible assets with identifiable lives are being amortized over the period of expected benefit, generally five years.

In September 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 was effective for any business combinations completed after June 30, 2001 and SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill deemed to have indefinite lives is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives.

The Company has adopted the provisions of SFAS No. 141 for acquisitions completed subsequent to June 30, 2001 and has adopted SFAS No. 142 effective January 1, 2002. The Company performed a transitional assessment of impairment of goodwill by applying fair-value-based tests and has determined that no impairment existed at January 1, 2002. An annual assessment was also performed and the Company determined that no impairment existed at November 1, 2002. The pro-forma effect of these new accounting rules on net income and earnings per share is as follows:

year ended december 31, (in thousands, except per share amounts)	2001	2000
Net income		
Reported net income	$ 36,336	$ 62,319
Goodwill amortization, net of tax	4,288	3,768
Proforma net income	$ 40,624	$ 66,087
Earnings per share — basic		
Reported	$ 1.28	$ 2.29
Goodwill amortization, net of tax	.15	.14
Proforma earnings per share — basic	$ 1.43	$ 2.43
Earnings per share — diluted		
Reported	$ 1.28	$ 2.28
Goodwill amortization, net of tax	.15	.14
Proforma earnings per share — diluted	$ 1.43	$ 2.42

The provision for depreciation of property, plant and equipment is generally computed on the straight-line method at rates designed to distribute the cost of assets over the useful lives, estimated as follows:

Buildings	31½	years
Machinery and equipment	3-10	years

The Company reviews the recoverability of its long-lived assets as required by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. The Company has determined that no impairment of long-lived assets exists as of December 31, 2002.

Revenue Recognition

The Company recognizes product revenue upon concluding that all of the fundamental criteria for product revenue recognition have been met. Such criteria are usually met at the time title to the product passes to the customer, typically upon delivery. The Company adopted Securities and Exchange Commision ("SEC") Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements,* in January 2001. The adoption of SAB No. 101 did not have a material effect on the financial position or results of operation of the Company.

Segment Information

The Company has one reportable business segment — metals service centers. The acquisitions made during 2002 did not result in new segments.

Although a variety of products are sold at each of the Company's various locations, in total, sales were comprised of 59% carbon steel, 22% aluminum, and 15% stainless steel in 2002; 53% carbon steel, 25% aluminum, and 17% stainless steel in 2001; and 52% carbon steel, 26% aluminum, and 18% stainless steel in 2000.

Stock-Based Compensation

The Company grants stock options with an exercise price equal to the fair value of the stock at the date of grant. The Company elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

Environmental Remediation Costs

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remediation feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The Company's management is not aware of any environmental remediation obligations which would materially affect the operations, financial position or cash flows of the Company.

Foreign Currencies

The currency effects of translating the financial statements of those foreign subsidiaries of the Company which operate in local currency environments are included in the "accumulated other comprehensive loss" component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in results of operations and were not material in each of the three years in the period ended December 31, 2002.

Impact of Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the estimated useful life of the asset. The Company will adopt SFAS No. 143 on January 1, 2003 and does not believe that the impact of adoption will have a material impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 addresses the financial accounting and reporting for certain costs associated with exit or disposal activities, including restructuring actions. SFAS No. 146 excludes from its scope severance benefits that are subject to an on-going benefit arrangement governed by SFAS No. 112, *Employer's Accounting for Postemployment Benefits*, and asset impairments governed by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Company will adopt SFAS No. 146 on January 1, 2003 and does not believe that the impact of adoption will have a material impact on the Company's financial position or results of operations.

2. Investment in American Steel

Through April 30, 2002, the Company owned a 50% interest in the Membership Units of American Steel, L.L.C. ("American Steel"), which operates metals service centers in Portland, Oregon and Kent (Seattle), Washington and processes and distributes primarily carbon steel products. American Industries, Inc. ("Industries") owned the other 50% interest in American Steel. The Operating Agreement ("Agreement") gave the Company operating control over the assets and operations of American Steel. However, due to the existence of super-majority veto rights in favor of Industries prior to May 1, 2002, the Company accounted for this investment under the equity method and recorded its share of earnings based upon the terms of the Agreement.

Effective May 1, 2002, the Agreement was amended and one additional membership unit was issued to the Company, giving the Company 50.5% of the outstanding membership units. As part of the amendment, all super-majority and unanimous voting rights included in the Agreement were eliminated, among other changes. The Agreement, as amended, provides that the Company may purchase the remaining 49.5% of American Steel during a term of 90 days following the earlier of the death of the owner of Industries or April 1, 2006 and is required to purchase the remaining 49.5% of American Steel if Industries so elects during a term of 90 days following the earlier of the death of the owner of Industries or January 1, 2006. Due to this change in ownership structure, the Company began consolidating American Steel's financial results as of May 1, 2002. American Steel had net sales of approximately $38,300,000 for the eight months ended December 31, 2002. American Steel will continue to maintain a separate credit facility. The Company's consolidated balance sheet at December 31, 2002 includes assets and liabilities of American Steel of $51,650,000 and $34,912,000, respectively, including $24,470,000 of goodwill and $21,430,000 of debt. All significant intercompany transactions are eliminated in consolidation.

3. Acquisitions

On September 9, 2002, the Company, through a newly-formed subsidiary, purchased, for approximately $30,000,000, certain assets of a Metals USA, Inc. business, Metals USA Specialty Metals Northwest, Inc., after final approval of the U.S. Bankruptcy Court, through the Metals USA bankruptcy procedures. The business is now operating under its original name, Pacific Metal Company. Pacific Metal Company has locations in Portland, Eugene, and Medford, Oregon; Kent (Seattle) and Spokane, Washington; Billings, Montana; and Boise, Idaho and processes and distributes mainly aluminum and coated carbon steel products. Net sales of Pacific Metal Company were approximately $22,000,000 for the period September 9, 2002 through December 31, 2002. This acquisition broadens the Company's product offerings and also provides entries into new geographic markets in Idaho and Montana. Pacific Metal Company operates as a wholly-owned subsidiary of the Company. This purchase was funded with borrowings under the Company's line of credit.

On April 1, 2002, the Company, through a newly-formed subsidiary, purchased substantially all of the net assets and business of Central Plains Steel Co., a privately-held, full-line carbon steel service center, with facilities in Kansas City and Wichita, Kansas. Central Plains Steel Co. had net sales of approximately $24,600,000 for the nine months ended December 31, 2002, and now operates as a wholly-owned subsidiary of the Company under its former name, Central Plains Steel Co. This acquisition strengthens the Company's market presence and complements its existing facilities in this area of its geographic network. This purchase was funded with borrowings under the Company's line of credit.

Also on April 1, 2002, the Company acquired all of the outstanding stock of Olympic Metals, Inc. ("Olympic"), a privately-held metals service center in Denver, Colorado. Olympic specializes in the processing and distribution of aluminum, red metals and stainless steel products and had net sales of approximately $4,800,000 for the nine months ended December 31, 2002. This acquisition strengthens the Company's position and broadens its customer base in this area of its existing geographic network. Olympic operated as a wholly-owned subsidiary of the Company until December 31, 2002 when it was merged into the Company and now operates as a division. This acquisition was funded with cash generated from operations.

On July 2, 2001, through its newly-formed subsidiary, PDM Steel Service Centers, Inc. ("PDM"), the Company purchased the assets and assumed certain liabilities of the steel service centers division of Pitt-Des Moines, Inc., a publicly-held company, for approximately $93,200,000. Approximately one-half of the purchase price was paid in cash and one-half was paid by promissory note, which was paid off on July 6, 2001, following completion of a public equity offering. PDM processes and distributes carbon steel products consisting primarily of structurals and plate for the capital goods and construction industries. This acquisition strengthens the Company's position in these products and industries in its existing markets and also provides entries into new geographic markets in Iowa and Nevada. PDM operates as a wholly-owned subsidiary of the Company. PDM is headquartered in Stockton, California, and, at the time of acquisition, had additional facilities in Fresno and Santa Clara, California; Cedar Rapids, Iowa; Sparks, Nevada; Spanish Fork, Utah; and the General Steel Corporation facility in Woodlands, Washington. At the close of business on December 31, 2001, General Steel Corporation was merged into PDM and now operates as a division of PDM. On April 1, 2002, the Cedar Rapids division of PDM began to operate as a division of Liebovich Bros., Inc. ("Liebovich"), a wholly-owned subsidiary of the Company. The cash portion of this acquisition was funded with borrowings under the Company's line of credit.

The following table summarizes the fair values of the assets acquired and liabilities assumed through PDM at the date of the acquisition. There were no intangible assets or goodwill recorded as a result of this acquisition.

at july 2, 2001 (in thousands)		
Cash	$	5,600
Accounts receivable		23,600
Inventory		35,900
Property, plant and equipment		39,100
Other assets		500
Total assets acquired		104,700
Current liabilities		(11,500)
Total liabilities assumed		(11,500)
Net assets acquired	$	93,200

On January 19, 2001, the Company acquired Aluminum and Stainless, Inc. ("A&S"), a privately-held metals service center in Lafayette, Louisiana. A&S processes and distributes primarily aluminum sheet, plate and bar products and operates as a wholly-owned subsidiary of the Company. The acquisition of A&S was funded with borrowings under the Company's line of credit. In March 2001, A&S opened a branch in New Orleans, Louisiana through the purchase of certain assets of an existing metals service center.

On January 18, 2001, the Company acquired Viking Materials, Inc. ("Viking"), a privately-held metals service center in Minneapolis, Minnesota, and a related company, Viking Materials of Illinois, Inc. ("Viking Illinois"), near Chicago, Illinois. Viking and Viking Illinois provide value-added processing and distribution of primarily carbon steel flat-rolled products. Viking Illinois operated as a wholly-owned subsidiary of Viking through the close of business on December 31, 2001, when it was merged into Viking. Viking operates as a wholly-owned subsidiary of the Company. The acquisition of Viking and Viking Illinois was funded with borrowings under the Company's line of credit.

On December 1, 2000, through its wholly-owned subsidiary Siskin Steel & Supply Company, Inc. ("Siskin"), the Company acquired the outstanding stock of East Tennessee Steel Supply, Inc. ("East Tennessee"), a privately-held metals service center located in Morristown, Tennessee. East Tennessee provides its customers in the Southeast region of the United States with value-added processing and distribution of carbon steel plate, bar and structurals. East Tennessee operated as a wholly-owned subsidiary of Siskin until the close of business on December 31, 2001, when it was merged into Siskin. The purchase of East Tennessee was funded with cash generated from operations.

On August 7, 2000, through its newly-formed company, United Alloys Aircraft Metals, Inc. ("United"), the Company purchased the net assets and business of the Aircraft Division of United Alloys, Inc. United is located in Vernon (Los Angeles), California, and provides its customers with value-added processed titanium products. United operated as a wholly-owned subsidiary of Service Steel Aerospace Corp. ("SSA"), a wholly-owned subsidiary of the Company, until it was merged into SSA at the close of business on December 31, 2001, and now operates as a division of SSA. The purchase of United was funded with borrowings under the Company's line of credit.

On June 1, 2000, the Company acquired 100% of the outstanding stock of Toma Metals, Inc. ("Toma"), a privately-held metals service center based in Johnstown, Pennsylvania. Toma processes and distributes primarily stainless steel flat-rolled products. Toma operates as a wholly-owned subsidiary of the Company. The acquisition of Toma was funded with borrowings under the Company's line of credit.

On February 5, 2000, through its newly-formed company, Hagerty Steel & Aluminum Company ("Hagerty"), the Company purchased the net assets and business of the metals service center division of Hagerty Brothers Company, located in Peoria, Illinois. Hagerty processes and distributes primarily carbon steel products. Hagerty operated as a wholly-owned subsidiary of Liebovich until the close of business on December 31, 2001, when it was merged into Liebovich. The Hagerty assets were acquired with funds from borrowings under the Company's line of credit.

These transactions were accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of the acquisition. In 2002, the Company recorded $1,100,000 as an intangible asset subject to amortization over 11 years related to the customer list of an acquired company and $3,000,000 as an intangible asset not subject to amortization related to the trade name of an acquired company (included in goodwill on the balance sheet). There were no material intangible asset additions in 2001. The excess of purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill, resulting in goodwill additions of $34,173,000 (including $24,470,000 related to the consolidation of American Steel) for the year ended December 31, 2002. Of this amount, $4,289,000 is expected to be deductible for tax purposes in future years. Amortization expense for goodwill amounted to approximately $7,099,000 and $6,197,000 for the years ended December 31, 2001 and 2000, respectively.

The operating results of these acquisitions are included in the Company's consolidated results of operations from the date of each acquisition. The following unaudited proforma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the year of acquisition and the year immediately preceding, after the effect of certain adjustments, including amortization of goodwill, interest expense on the acquisition debt and related income tax effects. These proforma results have been presented for comparative purposes only and are not indicative of what would have occurred had the acquisitions been made as of January 1, 2002, 2001 or 2000, appropriately, or of any potential results which may occur in the future.

year ended december 31, (in thousands, except per share amounts)	2002	2001	2000
Proforma (unaudited):			
Net sales	$ 1,823,669	$ 1,954,431	$ 2,087,139
Net income	$ 31,809	$ 44,678	$ 70,867
Earnings per share – diluted	$ 1.00	$ 1.57	$ 2.60
Earnings per share – basic	$ 1.00	$ 1.58	$ 2.60

4. Intangible Assets

At December 31, 2002 net intangible assets of approximately $4,505,000 are included in other assets, and consist of the following:

(in thousands)	Gross Carrying Amount	Accumulated Amortization
Covenants not to compete	$ 5,953	$ (4,959)
Loan fees	3,586	(1,309)
Customer list	1,100	(33)
Other	352	(185)
	$ 10,991	$ (6,486)

Unamortizable intangible assets of $3,000,000 are included in goodwill as of December 31, 2002.

Amortization expense for intangible assets amounted to approximately $1,355,000, $1,541,000 and $1,227,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following is a summary of estimated aggregate amortization expense for each of the next five years:

(in thousands)	
2003	$ 1,171
2004	1,065
2005	849
2006	555
2007	186

5. Inventories

Inventories of the Company have primarily been stated on the last-in, first-out ("LIFO") method, which is not in excess of market. The Company uses the LIFO method of inventory valuation because it results in a better matching of costs and revenues. At December 31, 2002 and 2001, cost on the first-in, first-out ("FIFO") method exceeds the LIFO value of inventories by $14,238,000 and $6,225,000, respectively. Inventories of $69,201,000 and $80,208,000 at December 31, 2002 and 2001, respectively, were stated on the FIFO method, which is not in excess of market. In 2001, the Company experienced an overall decrement in their LIFO layers, providing $11,680,000 of pretax income, as a result of historically low metals costs and a decrease in inventory quantities.

6. Long-Term Debt

Long-term debt consists of the following:

december 31, (in thousands)	2002	2001
Revolving line of credit ($335,000 limit) due October 24, 2006, interest at variable rates, weighted average rate of 3.18% during 2002 (3.50% during 2001)	$ 38,000	$ 47,000
Senior unsecured notes due from January 2, 2004 to January 2, 2009, average fixed interest rate 7.22%	75,000	75,000
Senior unsecured notes due from January 2, 2006 to January 2, 2008, average fixed interest rate 7.06%	55,000	65,000
Senior unsecured notes due from October 15, 2005 to October 15, 2010, average fixed interest rate 6.55%	150,000	150,000
Variable Rate Demand Industrial Development Revenue Bonds, Series 1989 A, due July 1, 2014, with interest payable quarterly; average interest rate during 2002 of 1.34% (3.04% during 2001)	2,750	2,900
Variable Rate Demand Revenue Bonds, Series 1999, due March 1, 2009, with interest payable quarterly; average interest rate during 2002 of 1.71% (3.16% during 2001)	2,225	2,400
American Steel, L.L.C. revolving line of credit ($24,000 limit) due June 30, 2004, interest at variable rates, weighted average rate of 5.68% during the eight months ended December 31, 2002	21,430	—
Total	344,405	342,300
Less amounts due within one year	(325)	(10,325)
Total long-term debt	$ 344,080	$ 331,975

The Company has a five-year syndicated credit agreement, as amended effective December 31, 2002, with nine banks for an unsecured revolving line of credit with a borrowing limit of $335,000,000 which may be increased to $400,000,000. At December 31, 2002, the Company also had $10,900,000 of letters of credit outstanding under the syndicated credit facility with availability to issue an additional $39,100,000 of letters of credit. The Company has $280,000,000 of outstanding senior unsecured notes issued in private placements of debt. These notes bear interest at an average fixed rate of 6.83% and have an average remaining life of 4.8 years, maturing from 2004 to 2010. American Steel's credit agreement, as amended June 30, 2002, is secured by its working capital.

The Company's credit agreements require the maintenance of a minimum net worth and interest coverage ratio, a maximum leverage ratio, and include certain restrictions on the amount of cash dividends payable, among other things. The syndicated credit facility includes a commitment fee on the unused portion, currently at an annual rate of 0.25%.

The following is a summary of aggregate maturities of long-term debt for each of the next five years:

(in thousands)	
2003	$ 325
2004	43,830
2005	46,400
2006	87,475
2007	20,475
Thereafter	145,900
	$ 344,405

7. Income Taxes

Deferred income taxes are computed using the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The provision for income taxes reflects the taxes to be paid for the period and the change during the period in the deferred tax assets and liabilities. Significant components of the Company's deferred tax assets and liabilities are as follows:

december 31, (in thousands)	2002	2001
Deferred tax assets:		
Accrued expenses not currently deductible for tax	$ 7,015	$ 12,000
Unicap	5,077	3,022
Bad debt	2,129	2,205
Other	568	936
Total deferred tax assets	14,789	18,163
Deferred tax liabilities:		
Tax over book depreciation	(21,140)	(22,235)
LIFO inventory	(3,913)	(7,255)
Goodwill	(9,472)	(6,198)
Other	(1,181)	—
Total deferred tax liabilities	(35,706)	(35,688)
Net deferred tax liabilities	$ (20,917)	$ (17,525)

Significant components of the provision for income taxes are as follows:

year ended december 31, (in thousands)	2002	2001	2000
Current:			
Federal	$ 13,449	$ 20,704	$ 33,373
State	2,708	5,261	6,664
	16,157	25,965	40,037
Deferred:			
Federal	3,467	(1,138)	81
State	(71)	(1,004)	150
	3,396	(2,142)	231
	$ 19,553	$ 23,823	$ 40,268

The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense is as follows:

year ended december 31,	2002	2001	2000
Income tax at U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income tax, net of federal tax effect	3.4	3.4	3.8
Other	.9	1.2	.4
Effective tax rate	39.3%	39.6%	39.2%

8. Stock Option Plans

In 1994, the Board of Directors of the Company adopted an Incentive and Non-Qualified Stock Option Plan (the "1994 Plan"). In May 2001, the shareholders approved an amendment to the 1994 Plan which increased the number of shares with respect to which options may be granted to 2,500,000 shares. There are 1,868,287 shares of common stock available for issuance with 1,227,850 of these shares granted and outstanding under the 1994 Plan as of December 31, 2002. The 1994 Plan provides for granting of stock options that may be either "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986 (the "Code") or "non-qualified stock options," which do not satisfy the provisions of Section 422A of the Code. Options are required to be granted at an option price per share equal to the fair market value of common stock on the date of grant, except that the exercise price of incentive stock options granted to any employee who owns (or, under pertinent Code provisions, is deemed to own) more than 10% of the outstanding common stock of the Company, must equal at least 110% of fair market value on the date of grant. Stock options may not be granted longer than 10 years from the date of the 1994 Plan. All options granted have five year terms and vest at the rate of 25% per year, commencing one year from the date of grant.

Transactions under the 1994 Plan are as follows:

	Shares	Weighted Average Exercise Price
Stock Options		
Outstanding at January 1, 2000	1,138,413	$ 17.94
Granted	146,500	$ 22.00
Exercised	(182,863)	$ 8.99
Expired	(36,750)	$ 19.38
Outstanding at December 31, 2000	1,065,300	$ 19.99
Granted	193,000	$ 25.25
Exercised	(107,350)	$ 14.79
Expired	(39,125)	$ 19.63
Outstanding at December 31, 2001	1,111,825	$ 21.42
Granted	345,500	$ 25.60
Exercised	(170,600)	$ 20.34
Expired	(58,875)	$ 23.55
Outstanding at December 31, 2002	1,227,850	$ 22.64

In May 1998, the shareholders approved the adoption of a Directors Stock Option Plan for non-employee directors (the "Directors Plan"), which provides for automatic grants of options to non-employee directors. There are 292,000 shares of the Company's common stock available for issuance with 157,500 of these shares granted and outstanding under the Directors Plan as of December 31, 2002. In February 1999, the Directors Plan was amended to allow the Board of Directors of the Company (the "Board") authority to grant options to acquire the Company's common stock to non-employee directors. Options under the Directors Plan are non-qualified stock options, with an exercise price at fair market value at the date of grant. All options granted expire five years from the date of grant. None of the stock options become exercisable until one year after the date of grant, unless specifically approved by the Board. In each of the following four years, 25% of the options become exercisable on a cumulative basis. Of the 105,000 options granted in March 1999, 20% were immediately exercisable upon grant, with 20% becoming exercisable in each of the following four years, as specifically approved by the Board.

Transactions under the Directors Plan are as follows:

	Shares	Weighted Average Exercise Price
Stock Options		
Outstanding at January 1, 2000	156,000	$ 20.52
Granted	—	—
Exercised	(6,000)	$ 18.83
Expired	—	—
Outstanding at December 31, 2000	150,000	$ 20.59
Granted	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2001	150,000	$ 20.59
Granted	7,500	$ 26.39
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2002	157,500	$ 20.87

The following tabulation summarizes certain information concerning outstanding and exercisable options at December 31, 2002:

		Options Outstanding			Options Exercisable
Range of Exercise Price	Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at December 31, 2002	Weighted Average Exercise Price Options Exercisable
$18 - $22	680,600	1.3	$19.53	472,694	$19.39
$23 - $27	704,750	2.8	$25.25	225,750	$24.70
$18 - $27	1,385,350	2.1	$22.44	698,444	$21.11

In December 2002, the Company adopted SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amends SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 148, net income and earnings per share would have been reduced to the proforma amounts shown below:

year ended december 31, (in thousands, except per share amounts)	**2002**	2001	2000
Proforma:			
Net income	$ **28,976**	$ 35,202	$ 61,192
Earnings per share:			
Diluted	$ **.91**	$ 1.24	$ 2.24
Basic	$ **.91**	$ 1.24	$ 2.25

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2002	2001	2000
Risk free interest rate	**3.50%**	5.75%	6.10%
Expected life in years	**4**	4	4
Expected volatility	**.27**	.26	.28
Expected dividend yield	**.93%**	.90%	.80%

9. Employee Benefits

The Company has an Employee Stock Ownership Plan ("the ESOP") and trust that has been approved by the Internal Revenue Service as a qualified plan. The ESOP is a noncontributory plan that covers salaried and certain hourly employees of the Company. The amount of the annual contribution is at the discretion of the Board, except that the minimum amount must be sufficient to enable the ESOP trust to meet its current obligations.

Various 401(k) and profit sharing plans were maintained by the Company and its subsidiaries. Effective in 1998, the Reliance Steel & Aluminum Co. Master 401(k) Plan (the "Master Plan") was established, which combined several of the various 401(k) and profit sharing plans of the Company and its subsidiaries into one plan. Salaried and certain hourly employees of the Company and its participating subsidiaries are covered under the Master Plan. The Master Plan will continue to allow each subsidiary's Board to determine independently the annual matching percentage and maximum compensation limits or annual profit sharing contribution. Eligibility occurs after three months of service, and the Company contribution vests at 25% per year, commencing one year after the employee enters the Master Plan. Other 401(k) and profit sharing plans exist as certain subsidiaries have not yet combined their plans into the Master Plan as of December 31, 2002.

Effective January 1996, the Company adopted a Supplemental Executive Retirement Plan ("SERP"), which is a nonqualified pension plan that provides post-retirement pension benefits to key officers of the Company. The SERP is administered by the Compensation and Stock Option Committee ("Committee") of the Board. Benefits are based upon the employees' earnings. Life insurance policies were purchased for most individuals covered by the SERP and are funded by the Company. A separate SERP plan exists for one of the companies acquired during 1998 and for the Company's 50.5%-owned company, each of which provides post-retirement pension benefits to its respective key employees. The SERP plans do not maintain their own plan assets, therefore plan assets and related disclosures have been omitted. However, the Company does maintain on its balance sheet assets to fund the SERP plans with a value of $10,247,000 and $7,704,000 at December 31, 2002 and 2001, respectively.

The net periodic pension costs for the SERP plans were as follows:

year ended december 31, (in thousands)	2002	2001	2000
Service cost	**$ 352**	$ 333	$ 303
Interest cost	**818**	598	530
Recognized gains	**238**	86	67
Prior service cost recognized	**200**	196	196
	$ 1,608	$ 1,212	$ 1,096

The following is a summary of the status of the funding of the SERP plans:

year ended december 31, (in thousands)	2002	2001	2000
Change in benefit obligation			
Benefit obligation at beginning of year	$ 11,365	$ 8,234	$ 7,093
Service cost	352	333	303
Interest cost	818	598	530
Actuarial losses	1,298	688	542
Benefits paid	(467)	(219)	(234)
Benefit obligation at end of year	$ 13,366	$ 9,634	$ 8,234
Funded status			
Funded status of the plan	$ (13,366)	$ (9,634)	$ (8,234)
Unrecognized net actuarial losses	3,151	2,068	1,466
Unamortized prior service cost	1,179	1,370	1,565
Additional liability	(1,054)	(531)	—
Net amount recognized	$ (10,090)	$ (6,727)	$ (5,203)
Amounts recognized in the statement of financial position			
Accrued benefit liability	$ (5,178)	$ (3,220)	$ (2,332)
Prepaid benefit costs	(3,858)	(2,976)	(3,328)
Intangible asset	(5)	—	121
Other comprehensive income	(1,049)	(531)	336
Net amount recognized	$ (10,090)	$ (6,727)	$ (5,203)

In determining the actuarial present value of projected benefit obligations for the Company's SERP plans, the assumptions were as follows:

	2002	2001	2000
Weighted average assumptions			
Discount rate	6.50%	6.75%	7.0%
Rate of compensation increase	3.0% - 6.0%	3.0% - 6.0%	6.0%

Through the purchase of the net assets of the steel service centers division of Pitt-Des Moines, Inc. on July 2, 2001, the Company, through its subsidiary PDM, maintains defined benefit pension plans for certain of its employees. These plans generally provide benefits of stated amounts for each year of service or provide benefits based on the participant's hourly wage rate and years of service. The plans permit the sponsor, at any time, to amend or terminate the plans subject to union approval, if applicable. The affected participants will be eligible to participate in the Company's Master Plan at that time.

The net periodic pension costs for the defined benefit pension plans covering certain employees were as follows:

(in thousands)	Year Ended December 31, 2002	Six Months Ended December 31, 2001
Service cost	$ 395	$ 307
Interest cost	419	290
Expected return on plan assets	(428)	(324)
Prior service cost recognized	(11)	(11)
Amortization of transitional obligation	—	(25)
	$ 375	$ 237

The following is a summary of the status of the funding of the defined benefit plans:

(in thousands)	Year Ended December 31, 2002	Six Months Ended December 31, 2001
Change in benefit obligation		
Benefit obligation from acquired company	$ 6,144	$ 5,356
Service cost	395	307
Interest cost	419	290
Actuarial losses	100	479
Benefits paid	(388)	(288)
Plan amendments	9	—
Discount rate changes	135	—
Benefit obligation at end of year	$ 6,814	$ 6,144
Change in plan assets		
Fair value of plan assets	$ 5,662	$ 5,762
Actual return on plan assets	(586)	180
Benefits paid	(408)	280
Fair value of plan assets at end of year	$ 4,668	$ 5,662
Funded status		
Funded status of the plan	$ (2,147)	$ (482)
Unrecognized net actuarial losses	1,487	179
Unamortized prior service cost	(54)	(34)
Net amount recognized	$ (714)	$ (337)
Amounts recognized in the statement of financial position		
Accrued benefit liability	$ (963)	$ (694)
Prepaid benefit cost	170	357
Intangible asset	9	—
Accumulated other comprehensive income	70	—
Net amount recognized	$ (714)	$ (337)

In determining the actuarial present value of projected benefit obligations for the Company's defined benefit plans, the assumptions were as follows:

	2002	2001
Weighted average assumptions		
Discount rate	6.75%	7.0%
Expected long-term rate of return on plan assets	7.0% - 8.5%	7.0%
Rate of compensation increase	4.0% - 4.5%	4.0%

The Company participates in various multi-employer pension plans covering certain employees not covered under the Company's benefit plans pursuant to agreements between the Company and collective bargaining units, who are members of such plans. In 2002, the Company made contributions to multi-employer defined benefit plans related to collective bargaining agreements in the amount of $2,086,000. Prior to 2002, the Company was unable to determine the amount of contributions made to defined benefit plans related to collective bargaining agreements.

The Company's contribution expense for Company sponsored retirement plans was as follows:

year ended december 31, (in thousands)		2002		2001		2000
Master Plan	$	**4,543**	$	3,948	$	3,792
Employee Stock Ownership Plan		**800**		800		800
Supplemental Executive Retirement Plans		**1,608**		1,212		1,096
Defined Benefit Plans		**375**		237		—
	$	**7,326**	$	6,197	$	5,688

The Company has a Key-Man Incentive Plan (the "Incentive Plan") for division managers and officers, which is administered by the Compensation and Stock Option Committee of the Board. For 2002, 2001 and 2000, this incentive compensation bonus was payable 75% in cash and 25% in the Company's common stock, with the exception of the bonus to officers, which may be paid 100% in cash at the discretion of the individual. The Company accrued $2,521,000 and $2,684,000 under the Incentive Plan as of December 31, 2002 and 2001, respectively. In March 2002 and 2001, the Company issued 8,886 and 8,334 shares of common stock to employees under the incentive bonus plan for the years ended December 31, 2001 and 2000, respectively.

10. Shareholders' Equity

On July 5, 2001 the Company issued 6,325,000 shares of its common stock in a public equity offering, including the shares issued on exercise of the over-allotment option, at a price of $25.00 per share for total net proceeds of approximately $149,756,000, after deducting the underwriting discount and offering expenses. The Company used the net proceeds to pay down debt related to the July 2, 2001 acquisition of the steel service centers division of Pitt-Des Moines, Inc., and debt related to other acquisitions, capital expenditures and general working capital needs.

On October 30, 2000, the Company purchased 2,270,000 shares of its common stock at a cost of $19.35 per share under its Stock Repurchase Plan in a private transaction. The stock was purchased from the trust which was one of the Company's largest shareholders. Thomas W. Gimbel, a member of the Board, is a co-trustee of the trust from which the shares were acquired. The purchase was financed under an existing credit facility, which was amended to increase the Company's borrowing capacity by $50,000,000.

In August 1998, the Board approved the purchase of up to an additional 3,750,000 shares of the Company's outstanding common stock through its Stock Repurchase Plan ("Repurchase Plan"), for a total of up to 6,000,000 shares. The Repurchase Plan was initially established in December 1994 and authorizes the Company to purchase shares of its common stock from time to time in the open market or in privately-negotiated transactions. Repurchased shares are redeemed and treated as authorized but unissued shares. As of December 31, 2002, the Company had repurchased a total of 5,538,275 shares of its common stock under the Repurchase Plan, at an average cost of $14.94 per share. The Company did not repurchase any shares in 2002 and 2001. During 2000, 2,865,950 shares were repurchased by the Company, including those purchased in the private transaction discussed above, at an average price of $19.64 per share.

SFAS No. 130, *Reporting Comprehensive Income*, defines comprehensive income (loss) as non-stockholder changes in equity. Accumulated other comprehensive loss included the following:

december 31, (in thousands)		2002		2001
Foreign currency translation adjustments	$	**(468)**	$	(1,006)
Unrealized loss on investments		**(321)**		—
Minimum pension liability		**(1,049)**		—
	$	**(1,838)**	$	(1,006)

Foreign currency translation adjustments are not generally adjusted for income taxes as they relate to indefinite investments in foreign subsidiaries. The 2002 adjustments to unrealized loss on investments and minimum pension liability are $195,000 and $637,000 net of taxes, respectively.

11. Commitments and Contingencies

The Company leases land, buildings and equipment under noncancelable operating leases expiring in various years through 2013. Several of the leases have renewal options providing for additional lease periods. Future minimum payments, by year and in the aggregate, under the noncancelable leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2002:

(in thousands)		
2003	$	14,987
2004		12,145
2005		10,050
2006		7,836
2007		5,701
Thereafter		6,828
	$	57,547

Total rental expense amounted to $18,930,000, $14,625,000, and $12,273,000 for 2002, 2001 and 2000, respectively.

Included in the amounts above are lease payments to various related parties in the amount of $4,651,000, $2,482,000 and $2,014,000 for 2002, 2001 and 2000, respectively. These related party leases are for buildings and expire in various years through 2008.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position, results of operations or cash flow of the Company.

12. Earnings Per Share

The Company calculates basic and diluted earnings per share as required by SFAS No. 128, *Earnings Per Share*. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is calculated including the dilutive effects of warrants, options, and convertible securities, if any. The following table sets forth the computation of basic and diluted earnings per share:

year ended december 31, (in thousands, except per share amounts)		**2002**		2001		2000
Numerator:						
Net income	**$**	**30,167**	$	36,336	$	62,319
Denominator:						
Denominator for basic earnings per share – weighted average shares		**31,687**		28,336		27,215
Effect of dilutive securities:						
Stock options		**112**		134		74
Denominator for dilutive earnings per share:						
Adjusted weighted average shares and assumed conversions		**31,799**		28,470		27,289
Earnings per share – diluted	**$**	**.95**	$	1.28	$	2.28
Earnings per share – basic	**$**	**.95**	$	1.28	$	2.29

The computations of earnings per share for 2002, 2001 and 2000 do not include 45,000, 322,000 and 385,000 shares, respectively, of stock options because their inclusion would have been anti-dilutive.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002, 2001 and 2000:

(in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2002:				
Net sales	$ 405,486	$ 450,166	$ 454,840	$ 434,513
Cost of sales	$ 293,941	$ 324,123	$ 329,321	$ 320,866
Net income	$ 7,491	$ 10,774	$ 9,965	$ 1,937
Earnings per share – diluted	$ .24	$ .34	$ .31	$ .06
2001:				
Net sales	$ 432,905	$ 411,982	$ 430,066	$ 382,021
Cost of sales	$ 312,578	$ 297,170	$ 311,671	$ 273,093
Net income	$ 12,752	$ 11,418	$ 7,792	$ 4,374
Earnings per share – diluted	$ .50	$ .45	$ .25	$ .14
2000:				
Net sales	$ 430,841	$ 440,903	$ 443,652	$ 411,269
Cost of sales	$ 313,853	$ 321,738	$ 325,254	$ 296,152
Net income	$ 16,131	$ 16,696	$ 15,823	$ 13,669
Earnings per share – diluted	$ .58	$ .60	$ .57	$ .53

Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year shown elsewhere in the Annual Report.

This Annual Report may contain forward-looking statements relating to future financial results. Actual results may differ materially as a result of factors over which Reliance Steel & Aluminum Co. has no control. These risk factors and additional information are included in the Company's Annual Report on Form 10-k on file with the Securities and Exchange Commission.

Directors

Joe D. Crider [1]
Non-Executive Chairman of the Board

David H. Hannah [1]
Chief Executive Officer

Gregg J. Mollins [1]
President and Chief Operating Officer

Thomas W. Gimbel [1, 5]
President, Advanced Systems Group
A computer consulting firm

Douglas M. Hayes [2, 5]
Hayes Capital Corporation
An investment banking firm

Robert Henigson [2, 3, 4]
Former partner, Lawler, Felix & Hall
A law firm

Franklin R. Johnson [2, 3, 5]
Former partner, PricewaterhouseCoopers
A public accounting firm

Karl H. Loring [2, 3, 4]
Former partner, Ernst & Whinney
A public accounting firm

William I. Rumer [1, 4]
Retired engineer, Allied Aerospace

Leslie A. Waite [2, 3, 4]
Principal, Waite & Associates
An investment counseling firm

Officers

David H. Hannah
Chief Executive Officer

Gregg J. Mollins
President and Chief Operating Officer

Karla R. McDowell
Executive Vice President
and Chief Financial Officer

James P. MacBeth
Senior Vice President,
Carbon Steel Operations

William K. Sales, Jr.
Senior Vice President,
Non-Ferrous Operations

Donna Newton
Vice President, Human Resources

Kay Rustand
Vice President and General Counsel

Yvette M. Schiotis
Secretary

Bernie J. Herrmann
President of Allegheny Steel Distributors, Inc.

Joseph B. Wolf, Sr.
President of Aluminum and Stainless, Inc.

Craig A. Schwartz
President of American Metals Corporation
and President of American Steel, L.L.C.

Scott A. Smith
President of AMI Metals, Inc.

Bernd D. Hildebrandt
President of CCC Steel, Inc.

Richard F. Owen
President of Central Plains Steel Co.

Bert M. Tenenbaum
President of Chatham Steel Corporation

James Maskeroni
President of Durrett Sheppard Steel Co., Inc.

Gregory A. Liebovich
President of Liebovich Bros., Inc.

Eric W. Schneider
President of Lusk Metals

John S. Nosler
President of Pacific Metal Company

Derek A. Halecky
President of PDM Steel Service Centers, Inc.

Stephen E. Almond
President of Phoenix Corporation

Terry L. Wilson
President of Service Steel Aerospace Corp.

Jerry D. Pearson
President of Siskin Steel &
Supply Company, Inc.

Patrick T. Torchia
President of Toma Metals, Inc.

Daniel A. Mangan
President of Valex Corp.

Craig Sauer
President of Viking Materials, Inc.

(1) Term of office—Expires 2004

(2) Term of office—Expires 2003

(3) Member of the Audit Committee

(4) Member of the Compensation and Stock Option Committee

(5) Member of the Nominating and Governance Committee

Transfer Agent & Registrar

EquiServe Trust Company, N.A.
Providence, RI

Independent Auditors

Ernst & Young LLP
Long Beach, CA

Legal Counsel

Arter & Hadden LLP
Los Angeles, CA

Corporate Headquarters

350 South Grand Avenue
Suite 5100
Los Angeles, CA 90071
(213) 687-7700

Annual Meeting

10:00 a.m.
Wednesday, May 21, 2003
City Club on Bunker Hill
333 South Grand Avenue
54th Floor, Wells Fargo Center
Los Angeles, CA 90071
All shareholders are invited to attend

Form 10-K

A copy of the Form 10-k, filed with the Securities and Exchange Commission, is available upon request to:

Karla R. McDowell
Executive Vice President and
Chief Financial Officer
Reliance Steel & Aluminum Co.
350 South Grand Avenue
Suite 5100
Los Angeles, CA 90071

Securities Listing

RS LISTED NYSE. Reliance Steel & Aluminum Co.'s Common Stock is traded on the New York Stock Exchange under the symbol "RS."

Market Price of Common Stock

The high and low prices for the Company's Common Stock in 2002 were $33.73 and $19.50. The following table reflects the range of high and low selling prices of the Company's Common Stock by quarter for 2002. This information is based on the closing composite selling prices reported by the New York Stock Exchange.

2002	High	Low
1Q	$ 27.59	$ 24.67
2Q	33.73	27.65
3Q	31.33	21.85
4Q	23.30	19.50

Shareholders of Record and Dividend Policy

As of March 19, 2003, there were approximately 293 shareholders of record. Reliance Steel & Aluminum Co. paid a quarterly dividend of $.06 per common share in 2002. (See Note 6 for dividend restrictions.)

Investor Relations Contact

Kim P. Feazle
Investor Relations
(713) 610-9937
(213) 576-2428
kfeazle@rsac.com
investor@rsac.com

Corporate Office

Los Angeles, CA
213/687-7700

Reliance Division Locations

Affiliated Metals
Salt Lake City, UT
801/363-1711

Arrow Metals
Garland, TX
972/276-2676

Bralco Metals
La Mirada, CA
714/736-4800

Phoenix, AZ
602/252-1918

Seattle, WA
866/285-9984

Engbar Pipe & Steel Co.
Denver, CO
303/297-1456

MetalCenter
Santa Fe Springs, CA
562/944-3322

Olympic Metals
Denver, CO
303/286-9700

Reliance Metalcenter
Albuquerque, NM
505/345-0959

Colorado Springs, CO
719/390-4911

Dallas, TX
817/640-7222

Houston, TX
281/441-1300

Phoenix, AZ
602/275-4471

Portland, OR
503/286-3344

Salt Lake City, UT
801/974-5300

San Antonio, TX
210/661-2301

San Diego, CA
619/263-2141

Union City, CA
510/476-4400

Wichita, KS
316/838-9351

Reliance Steel Company
Albuquerque, NM
505/247-1441

Los Angeles, CA
323/583-6111

Tube Service Co.
Denver, CO
303/321-9200

El Cajon, CA
619/579-3011

Milpitas, CA
408/946-5500

Phoenix, AZ
602/267-9865

Portland, OR
503/944-5420

Santa Fe Springs, CA
562/695-0467

Subsidiaries

Allegheny Steel Distributors, Inc.
Indianola, PA
412/767-5000

Aluminum and Stainless, Inc.
Lafayette, LA (Headquarters)
337/837-4381

New Orleans, LA
504/586-9191

American Metals Corporation
West Sacramento, CA (Headquarters)
916/371-7700

Fresno, CA
559/266-0881

Redding, CA
530/243-5263

American Steel, L.L.C.
(50.5% Owned)
Portland, OR (Headquarters)
503/226-1511

Kent, WA
425/251-8222

AMI Metals, Inc.
Brentwood, TN (Corporate Office)
615/377-0400

Algona, WA
253/735-0181

Atlanta, GA
404/361-6070

Fontana, CA
909/429-1336

Fort Worth, TX
817/831-9586

Swedesboro, NJ
856/241-9180

Wichita, KS
316/945-7771

AMI Metals Europe SPRL
(A Subsidiary of AMI Metals, Inc.)
Gosselies, Belgium
32 (0) 71 37 67 99

CCC Steel, Inc.
Rancho Dominguez, CA
310/637-0111

IMS Steel Co.
(A Division of CCC Steel, Inc.)
Salt Lake City, UT
801/973-1000

Central Plains Steel Co.
Kansas City, KS (Headquarters)
913/321-5200

Wichita, KS
316/636-4500

Chatham Steel Corporation
Savannah, GA (Headquarters)
912/233-5751

Birmingham, AL
205/791-2261

Columbia, SC
803/799-8888

Durham, NC
919/682-3388

Orlando, FL
407/859-0310

Durrett Sheppard Steel Co., Inc.
Baltimore, MD
410/633-6800

Liebovich Bros., Inc.
Rockford, IL (Corporate Office)
815/987-3200

Divisions of Liebovich Bros., Inc.
Architectural Metals Company
Loves Park, IL
815/654-2300

Good Metals
Wyoming, MI
616/241-4425

Hagerty Steel & Aluminum Company
Peoria, IL
309/699-7251

Liebovich Custom Fabricating Co.
Loves Park, IL
815/654-5400

Liebovich/PDM Steel & Aluminum Company
Cedar Rapids, IA
319/366-8431

Liebovich Steel & Aluminum Company
Rockford, IL
815/987-3200

Lusk Metals
Hayward, CA
510/785-6400

Pacific Metal Company
Portland, OR (Headquarters)
503/227-0691

Billings, MT
406/245-2210

Boise, ID
208/323-8045

Eugene, OR
541/485-1876

Medford, OR
541/664-5419

Spokane, WA
509/535-0326

Tukwila, WA
425/251-6100

PDM Steel Service Centers, Inc.
Stockton, CA (Headquarters)
209/943-0555

Fresno, CA
559/442-1410

Las Vegas, NV
702/413-0003

Santa Clara, CA
408/988-3000

Spanish Fork, UT
801/798-8676

Sparks, NV
775/358-1441

Woodlands, WA
360/225-1133

Phoenix Corporation
(Doing Business as Phoenix Metals Company)
Norcross, GA (Headquarters)
770/447-4211

Birmingham, AL
205/841-7477

Charlotte, NC
704/588-7075

Spring Hill, TN
931/486-1456

Tampa, FL
813/626-8999

Steel Bar
(A Division of Phoenix Corporation)
Greensboro, NC
336/294-0053

Service Steel Aerospace Corp.
Tacoma, WA (Headquarters)
253/627-2910

Massillon, OH
330/833-5800

United Alloys Aircraft Metals
(A Division of Service Steel Aerospace Corp.)
Vernon, CA
323/588-2688

Siskin Steel & Supply Company, Inc.
Chattanooga, TN (Headquarters)
423/756-3671

Birmingham, AL
205/326-6826

Nashville, TN
615/242-4444

Spartanburg, SC
864/599-9988

Divisions of Siskin Steel & Supply Company, Inc.
East Tennessee Steel Supply
Morristown, TN
423/587-3500

Georgia Steel Supply Company
Atlanta, GA
404/355-9510

Toma Metals, Inc.
Johnstown, PA
814/536-3596

Valex Corp.
(97% Owned)
Ventura, CA (Headquarters and Manufacturing Facility)
805/658-0944

Distribution Centers:
Allentown, PA
610/791-7600

Austin, TX
512/251-6210

Portland, OR
503/682-5003

Santa Clara, CA
408/980-8823

Tempe, AZ
480/557-9445

Valex Korea Co., Ltd.
(69.5% Owned by Valex Corp.)
Seoul, the Republic of Korea
82 31 683 0119

Valex S.A.R.L.
(A Subsidiary of Valex Corp.)
Fuveau, France
33 (0) 4 42 53 46 41

Viking Materials, Inc.
Minneapolis, MN
612/617-5800

Viking Materials of Illinois
(A Division of Viking Materials, Inc.)
Franklin Park, IL
847/451-7171



Locations

United States

Alabama	Iowa	New Jersey	Texas
Arizona	Kansas	New Mexico	Utah
California	Louisiana	North Carolina	Washington
Colorado	Maryland	Ohio	
Florida	Michigan	Oregon	
Georgia	Minnesota	Pennsylvania	
Idaho	Montana	South Carolina	
Illinois	Nevada	Tennessee	

International

- Belgium
- France
- South Korea

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77 78 79 80 81 82 83 84 85 86 87 88
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67
TIME
74 75
AND TIME AGAIN

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95 96 97 98 99 00 01 02

RELIANCE STEEL & ALUMINUM CO.

350 south grand avenue suite 5100, los angeles, ca 90071
213 687 7700 www.rsac.com